March 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz and Laura Crotty

Re: Nava Health MD, Inc.

Registration Statement on Form S-1 (File No. 333-268022)

Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-268022) filed with the Securities and Exchange Commission (the “Commission”) by Nava Health MD, Inc. (the “Company”) on October 27, 2022, and as amended on December 05, 2022, January 30, 2023, February 7, 2023, February 13, 2023 and February 14, 2023, together with all exhibits thereto (the “Registration Statement”). Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company has determined not to pursue, at this time, the contemplated initial public offering to which the Registration Statement relates. It is our understanding that withdrawal of the Registration Statement under Rule 477 will be deemed to also withdraw the Company’s corresponding Form 8-A filed on February 14, 2023 (the “Form 8-A”) and that the Commission has not received certification from the national securities exchange listed on the Form 8-A. The Company confirms that no securities have been sold pursuant to the Registration Statement. As a result, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement the Company may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Nava Health MD, Inc., 9755 Patuxent Woods Drive Suite 100, Columbia, MD 21046, Attn: Chief Executive Officer, and to the Company’s legal counsel, Venable LLP, 750 East Pratt Street, Suite 900, Baltimore, MD 21202, Attn: Eric Smith.

Nava Health       9755 Patuxent Woods Drive       Suite 100       Columbia, MD 21046

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Eric Smith of Venable LLP at (410) 528-2355.

Very truly yours,

By:	/s/ Bernaldo Dancel
Bernaldo Dancel
Chief Executive Officer

Nava Health       9755 Patuxent Woods Drive       Suite 100       Columbia, MD 21046